August 22, 2025

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Pearlyne Paulemon
Pam Long

Re:	Collab Z Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 8, 2025
File No. 333-288817

Dear Ms. Paulemon and Ms. Long:

On behalf of Collab Z Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of August 21, 2025 with respect to Registration Statement on Form S-1 (the “S-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No.2 to Registration Statement on Form S-1 (“S-1/A2”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No.1 to Registration Statement on Form S-1

Dilution, page 42.

1.	Please clarify for us how the Company calculated its pro forma net tangible book value of $0.7 million as of June 30, 2025.

Response: The Company respectively advises the Staff that the pro forma net tangible book value of $0.7 million is based on the actual net tangible book value of $571,140 as of June 30, 2025, plus an additional $175,000 pro forma adjustments comprised of (i) $150,000 in cash received from the issuances of the Series B Preferred Stock in July 2025, which $150,000 was reflected as subscription receivable as of June 30, 2025, and (ii) $25,000 of liability into equity in connection with the automatic conversion of the 2023 SAFE to occur at the time of the offering.

2.	Please update your dilution disclosures so the amounts in the table and in your narrative disclosures are consistent. For example, your existing narrative states that the pro forma net tangible book value per share as of June 30, 2025 was $0.13, however your table reflects a pro forma net tangible book value per share of $0.11. Please revise accordingly.

Response: In response to the Staff’s comment, we have revised the disclosure accordingly.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact Ross Carmel, Esq. at (646) 838-1310.

Sincerely,

/s/ Ross Carmel
Ross Carmel, Esq.
Sichenzia Ross Ference Carmel LLP